EXHIBIT 4.1

THIS CONVERTIBLE PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.  NO SALE OR DISPOSITION MAY BE EFFECTED EXCEPT IN COMPLIANCE WITH RULE 144 UNDER SAID ACT OR AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL FOR THE HOLDER REASONABLY SATISFACTORY TO THE PAYOR THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT.

Convertible Promissory Note

$[*]	September __, 2012

For value received, Bitzio, Inc., a Nevada corporation (“Payor” or the “Company”) promises to pay the obligations of the Company hereunder to [*] or its assigns (“Holder”) the principal sum of $[*] with simple interest on the outstanding principal amount at the rate of 10% per annum calculated using a 360-day year. This note is issued as part of a series of substantially similar convertible promissory notes (each a “Note” and, collectively, the “Notes”) issued or to be issued pursuant to the terms of that certain Note Purchase Agreement dated as of September 6, 2012 (the “Agreement”) to the persons executing the Agreement or their assigns (collectively, the “Holders”).  Capitalized terms used but not defined in this Note will have the meaning given such terms in the Agreement.

1. Payments.  All payments of interest and principal will be in lawful money of the United States of America and will be made pro rata among all Holders in accordance with the amounts due under the Notes.  All payments will be applied first to accrued interest, and thereafter to principal.  Except as otherwise expressly provided herein, interest shall not be payable until the Maturity Date (as defined herein).

2. Conversion.   At the election of Holder, this Note will be convertible in whole or in part into Common Stock of the Company, par value $0.001, at the Conversion Price.  The “Conversion Price” for this Note shall be $0.15 per share, which shall be adjusted proportionately upon the occurrence of any split, combination or other similar recapitalization with respect to the Company’s Common Stock or pursuant to Section 5 or Section 8 herein.

3. Maturity Date.  Unless this Note has been converted in accordance with the terms of Section 2 above, the entire outstanding principal balance and all unpaid accrued interest will become fully due and payable on the earlier of (a) [*], 2013 (the “Maturity Date”); (b) an Event of Default (as defined in Section 7 below) or (c) immediately prior to the consummation of a Change of Control, in each case unless otherwise determined by the election of the Majority in Interest (as defined below). The Company hereby agrees to provide at least ten (10) days prior written notice to the Holder prior to consummating a Change of Control transaction.  A “Change of Control” shall mean (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company or its subsidiaries is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Company or its subsidiaries, respectively, outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Company or its subsidiaries, respectively, held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or its subsidiaries, respectively, or such other surviving or resulting entity (or if the Company or its subsidiaries, respectively, or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); or (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company or its subsidiaries taken as a whole by means of any transaction or series of related transactions.

4. Costs.  In the event of any default under this Note, Payor will pay all reasonable attorneys’ fees and court costs incurred by Holder in enforcing and collecting this Note.

5. Prepayment.  The Company shall have the right to prepay the outstanding Note (principal and accrued interest), in full, in accordance with this Section 5.  At the Payor’s election, the Payor shall make payment of the Optional Prepayment Amount (as defined below) to or upon the order of the Holder, or as specified by the Holder in writing to the Payor.  If the Payor exercises its right to prepay the Note, the Payor shall make payment to the Holder of an amount in cash (the “Optional Prepayment Amount”) equal to 120%, multiplied by the sum of: (w) the then outstanding principal amount of this Note plus (x) accrued and unpaid interest on the unpaid principal amount of this Note and any other amounts payable under this Note.  .  In the event of the Company’s exercise of its right of prepayment as set forth above, the Holder shall have no right to convert the Note pursuant to Section 2, above, or otherwise.

6. Security and Guaranty.  This Note is secured in accordance with the terms of the Security Agreement.

7. Default.  If there is any Event of Default under this Note, at the option and upon the declaration by Holder and written notice to the Payor (which election and notice will not be required in the case of an Event of Default under Sections 7(c) or 7(d)), this Note will accelerate and all principal and unpaid accrued interest will become immediately due and payable.  The occurrence of any one or more of the following will constitute an event of default (“Event of Default”):

(a) Payor fails to pay any of the principal amount or interest due under this Note or any of the other Notes on the date the same becomes due and payable, and such failure continues for 10 days after written notice thereof to Payor;

(b) Payor defaults in its performance of any covenant or breaches any provision under the Loan Documents (after any required notice and cure period or if not so provided, if such default or breach shall continue for 30 days after delivery of written notice to the Payor);

(c) Payor files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing;

(d) An involuntary petition is filed against Payor (unless such petition is dismissed or discharged within sixty (60) days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Payor; or

(e) A final judgment or order for the payment of money in excess of $250,000 (exclusive of amounts covered by insurance) shall be rendered against the Company and the same shall remain undischarged for a period of 30 days during which execution shall not be effectively stayed, or any judgment, writ, warrant of attachment, or execution or similar process shall be issued or levied against a substantial part of the property of the Company and its subsidiaries taken as a whole, if any and such judgment, writ, or similar process shall not be released, stayed, vacated or otherwise dismissed within 30 days after issue or levy.

8. Adjustment for Certain Issuances.  If and whenever on or after the date of this Note, the Company issues or sells any shares of Common Stock (or securities convertible into shares of Common Stock) for a consideration per share (the “New Issuance Price”) less than a price equal to the Conversion Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a “Dilutive Issuance”), then immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the New Issuance Price; provided however, the Conversion Price shall not be diluted for issuances of Common Stock or common stock equivalents issued under a board approved equity incentive plan or shares issued for bona fide services to officers and directors.

9. Waiver.  Payor hereby waives default, demand for payment, notice, presentment, protest and notice of nonpayment or dishonor and all other notices or demands relative to this instrument.

10. Maximum Rate of Interest. Notwithstanding any provision of this Note or the Loan Documents to the contrary, Payor shall not be obligated to pay interest pursuant to this Note in excess of the maximum rate of interest permitted by the laws of any state determined to govern this Note or the laws of the United States applicable to loans in such state. If any provisions of this Note shall ever be construed to require the payment of any amount of interest in excess of that permitted by applicable law, then the interest to be paid pursuant to this Note shall be held subject to reduction to the amount allowed under applicable law and any sums paid in excess of the interest rate allowed by law shall be applied in reduction of the principal balance outstanding pursuant to this Note. Holder acknowledges that it has been contemplated at all times by Payor that the laws of the State of California will govern the maximum rate of interest that it is permissible for Holder to charge Payor pursuant to this Note..

11. Modification; Waiver.  No modification or waiver of any provision of this Note or consent to departure therefrom will be effective unless in writing and approved by (i) the Company and (ii) the Holders holding Notes representing at least fifty one percent (51%) of the outstanding aggregate principal under the Notes (a “Majority in Interest”).  Any provision of the Notes may be amended or waived by the written consent of the Company and the Majority in Interest, wherein such amendment or waiver shall be binding upon all Holders of Notes.  Notwithstanding the foregoing, the written consent of Holder shall be required to reduce the principal amount of this Note, or reduce the rate of interest of this Note.  “Affiliate” shall mean, with respect to a specified Person, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a “Person”) who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital or investment fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

12. Severability.  If any provision of this Note becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Note, and such court will replace such illegal, void or unenforceable provision of this Note with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Note shall be enforceable in accordance with its terms.

13. Choice of Law; Forum Selection; Consent to Jurisdiction. IN ALL RESPECTS, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, THIS NOTE AND THE OBLIGATIONS ARISING HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF CALIFORNIA APPLICABLE TO CONTRACTS MADE AND PERFORMED IN SUCH STATE, WITHOUT REGARD TO THE PRINCIPLES THEREOF REGARDING CONFLICTS OF LAWS, AND ANY APPLICABLE LAWS OF THE UNITED STATES OF AMERICA. THE COMPANY AND EACH PURCHASER HEREBY CONSENTS AND AGREES THAT THE STATE OR FEDERAL COURTS LOCATED IN LOS ANGELES COUNTY IN THE STATE OF CALIFORNIA SHALL HAVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN OR AMONG THE PURCHASERS, ON THE ONE HAND, AND COMPANY, ON THE OTHER HAND, PERTAINING TO THIS NOTE OR TO ANY MATTER ARISING OUT OF OR RELATED TO THIS NOTE.

14. Miscellaneous. This Note may be transferred only upon its surrender by Holder to the Payor for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form reasonably satisfactory to the Payor.  In such event, this Note will be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest will be issued to, and registered in the name of, the transferee.  Interest and principal will be paid solely to the registered holder of this Note.  Such payment will be full discharge of Payor’s obligation to pay such interest and principal.

[Signature Page Follows]

In Witness Whereof, the Payor has executed this Convertible Promissory Note as of the date first above written.

BITZIO, INC.

By:
Name:	William Schonbrun
Title:	President and Chief Executive Officer